Document Capture Technologies, Inc.
1771 Technology Drive
San Jose, CA 95110

March 25, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249

Attn: Evan S. Jacobson

Re:	Document Capture Technologies, Inc. Acceleration of the Effective Date Registration Statement on Form S-1 File No. 333-148726

Dear Mr. Jacobson:

Document Capture Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 10:00 A.M. (E.S.T.) on Friday, March 28, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact Ruba Qashu at Richardson & Patel, LLP at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

Document Capture Technologies, Inc.

By:
David Clark, Chief Executive Officer